NO ACT

12-31-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

14008456

DIVISION OF
CORPORATION FINANCE

Received SEC

DEC 31 2014

Washington, DC 20549

December 31, 2014

Act: 1934
Section:
Rule: 14a-8 (DOS)
Public
Availability: 12-31-14

Richard W. Astle
Sidley Austin LLP
rastle@sidley.com

Re: Exelon Corporation

Dear Mr. Astle:

This is in regard to your letter dated December 31, 2014 concerning the shareholder proposal submitted by Eric Epstein for inclusion in Exelon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Exelon therefore withdraws its December 29, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Eric Epstein

FISMA & OMB Memorandum M-07-16

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

rastle@sidley.com
(312) 853-7270

BEIJING
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FOUNDED 1866

December 31, 2014

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Exelon Corporation --
Shareholder Proposal submitted by Eric Epstein

Ladies and Gentlemen:

In a letter dated December 29, 2014, we requested that the staff of the Division of Corporation Finance concur that our client, Exelon Corporation, a Pennsylvania corporation (the "*Company*"), could exclude from its proxy materials for its 2015 Annual Meeting of Shareholders (the "*2015 Annual Meeting*") a shareholder proposal (the "*Proposal*") and statements in support thereof submitted by Eric Epstein (the "*Proponent*").

Enclosed as Exhibit A is a letter from the Proponent withdrawing the Proposal. In reliance on this letter, on behalf of the Company, we hereby withdraw the December 29, 2014 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. Accordingly, the Company will not include the Proposal in the proxy materials for its 2015 Annual Meeting.

If you have any questions regarding this matter or desire additional information, please contact me at (312) 853-7270. Correspondence regarding this letter should be sent to me at rastle@sidley.com or my colleague, Tyler Mark, at tmark@sidley.com.

Sincerely,

Richard W. Astle

Attachment

cc: Eric Epstein

Exhibit A

Page 5 redacted for the following reason:
- -
FISMA & OMB Memorandum M-07-16

December 31, 2014

Exelon Corporation
10 South Dearborn Street
Chicago, Illinois 60603
Attention: Bruce Wilson
Corporate Secretary

Re: Shareholder Proposal Submitted on December 1, 2014
Relating to Water and Thermal Impact Report Vote

Dear Mr. Wilson:

I received a copy of your submission to the Securities and Exchange Commission seeking their concurrence that Exelon Corporation can omit my shareholder proposal from its proxy statement for the upcoming 2015 annual meeting based upon the fact that I do not own at least $2,000 of Exelon common stock.

It is correct that I do not own at least $2,000 of Exelon common stock.

Consequently, I wish to confirm the withdrawal of my shareholder proposal for the upcoming 2015 annual meeting of Exelon's shareholders.

Sincerely,

Eric Epstein

FISMA & OMB Memorandum M-07-16

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

rastle@sidley.com
(312) 853-7270

BEIJING
BOSTON
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
HOUSTON
LONDON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

December 29, 2014

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Exelon Corporation --
Request to Exclude Shareholder Proposal submitted by Eric Epstein

Ladies and Gentlemen:

We are submitting this request on behalf of Exelon Corporation, a Pennsylvania corporation ("*Exelon*" or the "*Company*"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Exelon's intention to exclude from its proxy materials for its 2015 Annual Meeting of Shareholders (the "*2015 Annual Meeting*" and such materials, the "*2015 Proxy Materials*") a shareholder proposal (the "*Proposal*") submitted by Eric Epstein (the "*Proponent*") on December 1, 2014. The Company intends to omit the Proposal from its 2015 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f) of the Exchange Act and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "*Staff*") will not recommend to the Commission that enforcement action be taken if Exelon excludes the Proposal from its 2015 Proxy Materials for the reasons detailed below.

Exelon intends to file its definitive proxy materials for the 2015 Annual Meeting on or about March 19, 2015. In accordance with *Staff Legal Bulletin 14D* ("*SLB 14D*"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that he elects to submit to the Staff in response to this letter.

The Proposal

The Proposal sets forth the following resolution to be voted on by shareholders at the 2015 Annual Meeting:

> Resolved, share owners request that Exelon adopt strategies and quantitative goals to reduce water use and thermal impacts on receiving waterways from the Company's power generation and operations, and that Exelon's Board of Directors report to shareholders by September 2016 on progress toward achieving these goals. Such a report should omit proprietary information and be prepared at reasonable cost.

A copy of the Proposal and its supporting statement is attached to this letter as Exhibit A.

Analysis

The Proposal May Be Excluded Pursuant to Rules 14a-8(b) and 14a-8(f).

Pursuant to Rules 14a-8(b) and 14a-8(f)(1), Exelon may exclude the Proposal from the 2015 Proxy Materials because the Proponent failed to prove his eligibility to submit the Proposal.

Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rule 14a-8(a) through (d) after the company provides timely notice of the deficiency and the shareholder fails to correct the deficiency. In order to qualify to submit a proposal pursuant to Rule 14a-8(b), a shareholder must (i) have "continuously held at least $2,000 in market value, or 1%, of the company's securities" for at least one year by the date the proponent submits the proposal and (ii) "continue to hold those securities through the date of the meeting." *See* Rule 14a-8(b). A proponent has the burden to prove that it meets these requirements. The proponent may satisfy this burden in one of two ways. First, if the proponent is a registered holder of the company's securities, the company can verify eligibility on its own. Alternatively, if the proponent is not a registered holder and has not made a filing with the SEC pursuant to Rule 14a-8(b)(2)(ii), it must submit a "written statement from the 'record' holder of [its] securities (usually a broker or bank) verifying that, at the time [it] submitted [the] proposal, [the proponent] continuously held the securities for at least one year." In either case, the proponent must also include a "written statement that [it] intend[s] to continue to hold the securities through the date of the meeting of shareholders."

If a proponent fails to satisfy one of Rule 14a-8's procedural requirements, the company may exclude the proposal, but only after the company has notified the proponent of the deficiency and the proponent has failed to correct it. According to Rule 14a-8(f)(l), within 14 days of receiving the proposal the company must notify the proponent in writing of any procedural or eligibility deficiencies and also provide the proponent with the time frame for the proponent's response. Then the proponent must respond to the company and correct any such deficiency within 14 days from the date the proponent received the company's notification.

In this case, the Proponent has not timely demonstrated that he meets the eligibility requirements set forth in Rule 14a-8(b), and consequently the Company may exclude the Proposal from its 2015 Proxy Materials. The Company received the Proposal on December 1, 2014 via e-mail, along with a cover letter of the same date, copies of which are included in Exhibit A. The cover letter included a statement from the Proponent as follows: "I own 39.682 shares as of November 26, 2014. I will be holding the shares through the upcoming 2015 Shareholder Meeting. The shares were valued at $35.50 on November 26, 2014 at 10:45 am by Share Owners Services." No other materials relating to eligibility were attached.

After the Company reviewed its stock records, the Company sent a notice to the Proponent regarding certain deficiencies in the Proponent's documentation to establish his eligibility to submit the Proposal (the "*Notice*"). The Notice, a copy of which is included in Exhibit B, was sent to the Proponent by e-mail on December 4, 2014, followed up with an additional copy sent by Federal Express delivery. Evidence of e-mail delivery of the Notice to the Proponent on December 4, 2014, along with evidence of the Federal Express delivery to the Proponent on December 5, 2014, are included in Exhibit B.

The Notice informed the Proponent that the materials he had submitted were insufficient to meet the requirements of Rule 14a-8(b) and requested that the Proponent send the necessary evidence of his eligibility to submit the Proposal. In particular, the Notice stated, "[Y]ou must have continuously held at least $2,000 in market value of Exelon common stock for at least one year by the date you submitted your proposal, and you must continue to hold those shares through the date of the 2015 annual meeting. Your letter asserts that you have 39.682 shares which were valued at $35.50 per share on November 26, 2014. This is equal to $1,408.71 in market value of Exelon common stock and therefore does not meet the $2,000 requirement of the SEC rules." The Notice provided the Proponent with the relevant date of submission (December 1, 2014) and the corresponding time period that must be covered in his proof of ownership materials. It also provided further explanation of certain requirements under Exelon's bylaws concerning shareholder proposals and included a reminder to the Proponent that any response to the Notice must be postmarked or transmitted electronically no later than 14 days from the date the Proponent received the Notice. Copies of Rule 14a-8 and the relevant provisions from Exelon's bylaws were attached to the Notice.

In the subsequent 14 days, the Company received no further written communications from the Proponent or any representative of the Proponent. As indicated by precedent and Staff guidance, the proof of ownership requirements of Rule 14a-8(b) are "highly prescriptive,"[1] and the Staff has routinely concurred in the exclusion of proposals when proponents fail to provide documentary support demonstrating that the proponent has satisfied the ownership requirements

[1] Staff Legal Bulletin 14F.

as of the date the proposal was submitted. *See, e.g., Andarko Petroleum Corporation* (Jan. 22, 2014) (concurring in the exclusion of a proposal pursuant to Rule 14(a)(f) and noting in particular that "this co-proponent appears not to have responded to [the Company's] request for documentary support indicating that the co-proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); *Marathon Petroleum Corp.* (Jan. 30, 2014) (concurring in the exclusion of a proposal where the proponent did not provide adequate assurance that the requisite amount of stock had been held for the one-year period prior to and including the submission date).

The Staff has consistently taken the position that absent the necessary and timely documentary support establishing the minimum and continuing ownership requirements under Rule 14a-8(b), a proposal may be excluded under Rule 14a-8(f). *See Bank of America Corporation* (Jan. 16, 2013, *reconsid. denied* Mar. 14, 2013) (concurring in the exclusion of a proposal and noting that the "proponents appear to have failed to supply, within 14 days of receipt of [the company's] request, documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); *General Motors Company* (March 27, 2012) (same); *Verizon Communications, Inc.* (December 23, 2009) (same). In this instance, no documentary support whatsoever demonstrating the Proponent's eligibility to submit the Proposal has been submitted by the Proponent or any representative of the Proponent in response to the Notice. Thus, for the reasons stated above and in accordance with Rules 14a-8(b) and 14a-8(f), the Company intends to exclude the Proposal from its 2015 Proxy Materials.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to me at rastle@sidley.com or my colleague, Tyler Mark, at tmark@sidley.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (312) 853-7270.

Sincerely,

Richard W. Astle

Attachments

cc: Eric Epstein

<u>Exhibit A</u>
Proponent's Submission

December 1, 2014

Exelon Corporation
Bruce Wilson, Corporate Secretary
105 South Dearborn, Floor 54
Chicago, Illinois, 60603
Phone: 312-394-4065
Fax 312-394-5443
E-mail: Bruce Wilson@exeloncorp.com

Water and Thermal Impact Report Vote:

(1) I, Eric Joseph Epstein, am a shareholder of Exelon Corporation, and reside at ***FISMA & OMB Memorandum M-07-16***

(2) I own 39.682 shares as of November 26, 2014. I will be holding the shares through the upcoming 2015 Shareholder Meeting. The shares were valued at $35.50 on November 26, 2014 at 10:45 am by Share Owners Services. This statement verifies the value of my shares, and is consistent with Exelon's proxy Statement Pursuant to Section 14 (a) of SEC Act of 1932.

(3) This resolution is less than 500 words and was submitted before December 9, 2014.

(4) I will be introducing the following resolution at the Annual Meeting relating to **Water and Thermal Impact Report Vote:**

WHEREAS:

Access to adequate quantities of water at sufficiently low temperatures is required for nuclear generation. According to the Department of Energy, "Water shortages, potentially the greatest challenge to face all sectors of the United States in the 21st century, will be an especially difficult issue for thermoelectric generators due to the large amount of cooling water required for power generation."

According to EPA's website, "[w]ater pollutants, such as heavy metals and salts, build up in the water used in the nuclear power plant systems. These water pollutants, as well as the higher temperature of the water discharged from the power plant, can negatively affect water quality and aquatic life."

Heat waves that raise water temperatures may force power plants to reduce production or shut down. Nuclear is among the most water-intensive generation sources.

Low water levels could negatively impact plant operations, and compliance with thermal discharge effluent limits can result in load reductions and shutdowns.

Peach Bottom Atomic Power Station relies on a cooling system assisted by mechanical draft cooling towers. Oyster Creek uses a once-through cooling system.

Water shortages on the Lower Susquehanna reached critical levels in the summer of 2002. Unlike other consumptive users, Peach Bottom did not "conserve" water until the plant was forced to close to address a massive fish kill.

On September 24, 2002, more than 5,800 fish were killed at Oyster Creek when water in the discharge rose to 106 degrees Fahrenheit during an “unauthorized maintenance procedure.” The fish died from "thermal shock.” The New Jersey Department of Environmental Protection levied the largest fine in the history of the American nuclear industry for the fish killed - $372,912.

In the summer of 2007, Peach Bottom was detected returning water to the Susquehanna River at temperatures in excess of 110 degrees Fahrenheit. In April 2012, the Susquehanna River reached record seasonal low levels matching drought conditions of 1910 and 1946.

RESOLVED:

Resolved, share owners request that Exelon adopt strategies and quantitative goals to reduce water use and thermal impacts on receiving waterways from the Company’s power generation and operations, and that Exelon’s Board of Directors report to shareholders by September 2016 on progress toward achieving these goals. Such a report should omit proprietary information and be prepared at reasonable cost.

Sincerely,

Eric Epstein

FISMA & OMB Memorandum M-07-16

<u>Exhibit B</u>
Correspondence

Exelon.

December 4, 2014

VIA EMAIL AND FEDERAL EXPRESS

Mr. Eric Epstein

FISMA & OMB Memorandum M-07-16

Dear Mr. Epstein:

Exelon Corporation ("Exelon") received your email on December 1, 2014, relating to a shareholder proposal that you wish to have included in the proxy statement for the annual meeting of the shareholders of Exelon to be held in 2015 (the "Proposal"). Exelon also received your Proposal by facsimile transmission on December 2, 2014 and by courier delivery on December 3, 2014.

As you know, the submission of your Proposal is governed by the rules and regulations promulgated by the Securities and Exchange Commission (the "SEC"), particularly Reg. 240.14a-8 (a copy of which is included for your review).

Under Reg. §240.14a-8(b)(1), in order to submit a proposal, you must have continuously held at least $2,000 in market value of Exelon common stock for at least one year by the date you submitted your proposal, and you must continue to hold those shares through the date of the 2015 annual meeting. Your letter asserts that you have 39.682 shares which were valued at $35.50 per share on November 26, 2014. This is equal to $1,408.71 in market value of Exelon common stock and therefore does not meet the $2,000 requirement of the SEC rules.

Pursuant to Reg. §240.14a-8(f)(1), you have fourteen calendar days from the date of your receipt of this letter to confirm that you continuously held at least $2,000 in market value of Exelon common stock for at least one year prior to December 1, 2014, the date you submitted the proposal. If you fail to follow this eligibility requirement as outlined above, Exelon may exclude your Proposal from the 2015 proxy statement and form of proxy.

We are reviewing whether the Proposal otherwise complies with Reg. §240.14a-8. In addition, please note that Reg. §240.14a-8 also requires that either you or a representative present your Proposal at the annual meeting, which Exelon anticipates will be held in Chicago, Illinois in April of 2015.

In addition to the requirements of the SEC set forth above, Exelon's bylaws require other disclosures from a shareholder submitting a proposal. Section 3.05(b)(1)(ii) of Exelon's bylaws require that any shareholder submitting a Proposal must disclose the class and number of shares of Exelon owned beneficially and of record by the shareholder along with any other ownership interests, including derivatives, hedged positions and other economic or voting interests in Exelon. Section 3.05(b)(1)(ii) of Exelon's bylaws also require that any shareholder submitting a Proposal must also submit a statement as to whether it intends to deliver a proxy statement regarding its

Proposal to the other Exelon shareholders. Copies of the relevant bylaw provisions are included for your information.

We look forward to your response to this letter. I can be reached by regular mail at the address above, by email at lawrence.bachman@exeloncorp.com or by telephone at 312-394-4485.

Very truly yours,

Lawrence C. Bachman

cc: Bruce G. Wilson, Senior Vice President,
Deputy General Counsel and Corporate Secretary

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO § 240.14A–7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO § 240.14A–7 When providing the information required by § 240.14a–7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a–3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a–8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d–101), Schedule 13G (§ 240.13d–102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

EXELON CORPORATION
AMENDED AND RESTATED
BYLAWS

ARTICLE I.
Offices and Fiscal Year

Section 1.01 Registered Office. The registered office of the corporation in the Commonwealth of Pennsylvania shall be at 2301 Market Street, Philadelphia, Pennsylvania 19103.

Section 1.02 Other Offices. The corporation may also have offices at such other places within or without the Commonwealth of Pennsylvania as the board of directors may from time to time appoint or as may be necessary, advisable or appropriate for the business of the corporation.

Section 1.03 Fiscal Year. The fiscal year of the corporation shall begin on the first day of January in each year.

ARTICLE II.
Notice - Waivers - Meetings Generally

Section 2.01 Manner of Giving Notice.

(a) General Rule. Whenever written notice is required to be given to any person under the provisions of the Business Corporation Law or by the articles or these bylaws, it may be given to the person either personally or by sending a copy thereof by first class or express mail, postage prepaid, or by telegram (with messenger services specified), telex or TWX (with answerback received) or courier service, charges prepaid, or by facsimile transmission, to the address (or to the telex, TWX or facsimile transmission telephone number) of the person appearing on the books of the corporation, or as otherwise permitted by applicable law, or, in the case of directors, supplied by the director to the corporation for the purpose of notice. If the notice is sent by mail, telegraph or courier service, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office or courier service for delivery to that person or, in the case of telex or TWX, when dispatched or, in the case of facsimile transmission, when received. Notwithstanding the foregoing, written notice of any meeting of shareholders may be sent by any class of mail, postage prepaid, so long as such notice is sent at least 20 calendar days prior to the date of the meeting. A notice of meeting shall specify the place, day and hour of the meeting and any other information required by any other provision of the Business Corporation Law, the articles or these bylaws.

(b) Adjourned Shareholder Meetings. When a meeting of shareholders is adjourned, it shall not be necessary to give any notice of the adjourned meeting or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which the adjournment is taken, unless the board fixes a new record date for the adjourned meeting or the Business Corporation Law requires notice of the business to be transacted and such notice has not previously been given.

Section 2.02 Notice of Meetings of the Board of Directors.

fixed by the secretary shall not be more than 60 calendar days after the date of the action calling the special meeting.

Section 3.04 Quorum and Adjournment.

(a) General Rule. A meeting of the shareholders of the corporation duly called shall not be organized for the transaction of business unless a quorum is present. Except as otherwise provided in the terms of the Preferred Stock, the presence of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast on a particular matter to be acted upon at the meeting shall constitute a quorum for the purposes of consideration and action on the matter. Shares of the corporation owned, directly or indirectly, by it shall not be counted in determining the total number of outstanding shares for quorum purposes at any given time.

(b) Withdrawal of a Quorum. The shareholders present at a duly organized meeting can continue to do business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

(c) Adjournments Generally. Any regular or special meeting of the shareholders, including one at which directors are to be elected and one which cannot be organized because a quorum has not attended, may be adjourned, except as otherwise provided by the Business Corporation Law, for such period and to such place as the shareholders present and entitled to vote shall direct.

(d) Electing Directors at Adjourned Meeting. Those shareholders entitled to vote who attend a meeting called for the election of directors that has been previously adjourned for lack of a quorum, although less than a quorum as fixed in this Section of these bylaws, shall nevertheless constitute a quorum for the purpose of electing directors.

(e) Other Action in Absence of Quorum. Those shareholders entitled to vote who attend a meeting of shareholders that has been previously adjourned for one or more periods aggregating at least 15 calendar days because of an absence of a quorum, although less than a quorum as fixed in this Section of these bylaws, shall nevertheless constitute a quorum for the purpose of acting upon any matter set forth in the notice of the meeting if the notice states that those shareholders who attend the adjourned meeting shall nevertheless constitute a quorum for the purpose of acting upon the matter.

Section 3.05 Action by Shareholders.

(a) General Rule. Except as otherwise provided in the Business Corporation Law or the articles or these bylaws, whenever any corporate action is to be taken by vote of the shareholders of the corporation, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon and, if any shareholders are entitled to vote thereon as a class, upon receiving the affirmative vote of a majority of the votes cast by the shareholders entitled to vote as a class, in each case at a duly organized meeting of shareholders. Except as otherwise provided in the terms of the Preferred Stock or when acting by unanimous consent to remove a director or directors, the shareholders of the corporation may act only at a duly organized meeting.

(b) Conduct of Business. Only such business will be conducted at an annual or special meeting of shareholders as shall have been properly brought before the meeting by or at the direction of the board of directors, or with respect to an annual meeting, by any shareholder who complies with the procedures set forth in this Section.

(1) For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given to the secretary of the corporation timely written notice of the shareholder's intention to make a proposal, in the manner and form prescribed herein, whether or not the proposed business is to be included in the corporation's proxy statement.

(i) To be timely, a shareholder's notice with respect to an annual meeting of shareholders must be addressed to the secretary of the corporation at the principal executive offices of the corporation and received by the secretary not less than 120 calendar days in advance of the first anniversary of the date on which the corporation first mailed its proxy materials to shareholders for the prior year's annual meeting of shareholders, and this notice requirement shall not be affected by any adjournment of said meeting; provided, however, that in the event public announcement of the date of the annual meeting is not made at least 75 calendar days prior to the date of the annual meeting, notice by the shareholder to be timely must be so received not later than the close of business on the 10th calendar day following the day on which public announcement is first made of the date of the annual meeting.

(ii) A shareholder's notice to the secretary must set forth as to each matter the shareholder proposes to bring before the annual meeting (A) a description in reasonable detail of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (B) the name and address, as they appear on the corporation's books, of the shareholder proposing such business and of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class and number of shares of the corporation and any other ownership interests, including derivatives, hedged positions and other economic or voting interests in the corporation that are owned beneficially and of record by the shareholder proposing such business and by the beneficial owner, if any, on whose behalf the proposal is made, (D) any material interest of such shareholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made in such business, and (E) a representation as to whether such shareholder intends to deliver a proxy statement regarding such matters to the other shareholders of the corporation.

(iii) Notwithstanding the foregoing provisions of these bylaws, a shareholder must also comply with all applicable requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations thereunder with respect to the matters set forth in this Section. For purposes of this Section, "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Bloomberg Business News, or Reuters Economic Services or in a document publicly filed by the corporation with the

Securities and Exchange Commission pursuant to Section 13, 14, or 15(d) of the Exchange Act, or publicly filed by the corporation with any national securities exchange or quotation service through which the corporation's stock is listed or traded, or furnished by the corporation to its shareholders. Notwithstanding the foregoing, no notice of the date of the annual meeting is required for the advance notice provision of this Section 3.05 (b) to be effective if the annual meeting is held on such date as specified in Section 3.02 of these bylaws. Nothing in this Section will be deemed to affect any rights of shareholders to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(2) At a special meeting of shareholders, only such business may be conducted or considered as is properly brought before the meeting. To be properly brought before a special meeting, business must be (i) specified in the notice of the meeting (or any supplement thereto) given in accordance with Section 2.03 of these bylaws or (ii) otherwise brought before the meeting by the presiding officer or by or at the direction of a majority of the total number of directors that the corporation would have if there were no vacancies on the board of directors (the "Whole Board").

(3) The determination of whether any business sought to be brought before any annual or special meeting of the shareholders is properly brought before such meeting in accordance with this Section of these bylaws will be made by the presiding officer of such meeting. If the presiding officer determines that any business is not properly brought before such meeting, he or she will so declare to the meeting and any such business will not be conducted or considered.

Section 3.06 Organization.

(a) Presiding Officer and Secretary of Meeting. At every meeting of the shareholders, the chairman of the board, or such other officer of the corporation designated by a majority of the Whole Board, will call meetings of shareholders to order or, in the case of vacancy in office and absence by action of the Whole Board, one of the following officers present in the order stated: The chief executive officer, if there be one, the president, if there be one, the vice presidents in their order of rank and seniority shall act as "presiding officer" of the meeting. The term "presiding officer" means an officer who presides over a meeting of shareholders. The secretary or, in the absence of the secretary, an assistant secretary, or, in the absence of both the secretary and assistant secretaries, a person appointed by the presiding officer of the meeting, shall act as secretary of the meeting.

(b) Rules of Conduct. Unless otherwise determined by the board of directors prior to the meeting, the presiding officer of the meeting of shareholders will determine the order of business and have the authority to make such rules or regulations for the conduct of meetings of shareholders as such presiding officer deems necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to shareholders of record of the corporation and their duly authorized and constituted proxies, and such other persons as the board of directors or the presiding officer shall permit, restrictions on entry to the meeting after the time

From: Bachman, Lawrence C:(BSC)
Sent: Thursday, December 04, 2014 6:09 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: FW: Exelon Corporation Response Letter to Shareholder Proposal

A hard copy of the letter will be delivered to you by Federal Express on Friday, December 5, 2014.

From: Bachman, Lawrence C:(BSC)
Sent: Thursday, December 04, 2014 5:49 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Exelon Corporation Response Letter to Shareholder Proposal

Mr. Epstein: I attach Exelon Corporation's response letter to your shareholder proposal submitted on December 1, 2014. A hard copy of the letter will be delivered to you by Federal Express on Friday, December 2, 2014.

Larry Bachman
Assistant General Counsel, Governance
Exelon Corporation
10 S. Dearborn, 49th Floor
Chicago, IL 60603

Page 28 redacted for the following reason:

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FISMA & OMB Memorandum M-07-16